UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**the amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX
EX-99.(a)(1)(i) Offer to Purchase, dated March 16, 2007
EX-99.(a)(1)(ii) Form of Acceptance and Authorisation
EX-99.(a)(1)(iii) Form of Acceptance and Transfer
EX-99.(a)(1)(iv) ADS Letter of Transmittal
EX-99.(a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
EX-99.(a)(1)(vi) Letter to Holders of American Depositary Shares
EX-99.(a)(1)(vii) Letter to Shareholders, dated March 16, 2007
EX-99.(a)(1)(viii) Announcement of Despatch of Offer to Purchase, dated March 16, 2007
EX-99.(a)(1)(ix) Newspaper Advertisement, as published in the Wall Street Journal on March 16, 2007
EX-99.(a)(1)(x) Press Release, dated March 16, 2007
EX-99.(c) Goldman Sachs Discussion Materials, dated February 28, 2007
EX-99.(g) Consolidated questions and answers for securityholder helpline

     This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”). This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i) and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(i)(iv) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.
     Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” which is incorporated herein by reference.

Item 2.	Subject Company Information.
     (a) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 10. Certain Information Concerning the Company,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Offer to Purchase under the heading “INTRODUCTION,” which is incorporated herein by reference.
     (c) Reference is made to the information set forth in the Offer to Purchase under the headings “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” and “THE OFFER—Section 9. Price Range of the Ordinary Shares and ADSs; Dividends,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
     (a) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION,” “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” and “SCHEDULE A—INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF STSPL AND TEMASEK,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek”

and “SCHEDULE A—INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF STSPL AND TEMASEK,” which is incorporated herein by reference.
     (c) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” and “SCHEDULE A— INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF STSPL AND TEMASEK,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.
     (a) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “THE OFFER—Section 1. Terms of the Offer,” “THE OFFER —Section 2. Acceptance for Payment and Payment for Tendered Securities by STSPL,” “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Ordinary Shares,” “THE OFFER —Section 4. Procedure for Accepting the Offer and Tendering ADSs,” “THE OFFER—Section 5. Procedure for Accepting the Offer and Tendering Convertible Notes,” “THE OFFER—Section 7. Withdrawal Rights,” “THE OFFER—Section 8. Material Tax Consequences of the Offer” and “THE OFFER—Section 14. Conditions to the Offer,” which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     (a) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “SPECIAL FACTORS—Section 9. Related Party Transactions; Certain Transactions Between the Temasek and its Affiliates and the Company” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “SPECIAL FACTORS—Section 9. Related Party Transactions; Certain Transactions Between the Temasek and its Affiliates and the Company” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
     (a) and (c)(1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition,” “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition,” “SPECIAL FACTORS—Section 6. Options Which May Be Considered if the Offer is not Completed” and “THE OFFER—Section 15. Effect of the Offer on the Market for the Ordinary Shares; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

     (a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION” and “THE OFFER—Section 12. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
     (a) Reference is made to the information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” and “SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT IN THE COMPANY,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes” and “SCHEDULE B— SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT IN THE COMPANY,” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 17. Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.
     (a) and (b) The financial statements of STSPL and Temasek are not material to the Offer, but certain financial information of STSPL is included as Appendices I and II to the Offer to Purchase as required by Singapore law.

Item 11.	Additional Information.
     (a)(1) None.
     (a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER—Section 15. Effect of the Offer on the Market for

the Ordinary Shares and ADSs; the SGT-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations” and “THE OFFER—Section 16. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
     (a)(5) Reference is made to the information set forth in the Offer to Purchase under the headings “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” and “THE OFFER—Section 16. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 4. Summary of Goldman Sachs Presentation to STSPL and Temasek” and “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition,” which is incorporated herein by reference.

Item 12.	Exhibits.
   (a)(1)(i) Offer to Purchase, dated March 16, 2007
   (a)(1)(ii) Form of Acceptance and Authorisation
   (a)(1)(iii) Form of Acceptance and Transfer
   (a)(1)(iv) ADS Letter of Transmittal
   (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
   (a)(1)(vi) Letter to Holders of American Depositary Shares
   (a)(1)(vii) Letter to Shareholders, dated March 16, 2007
   (a)(1)(viii) Announcement of Despatch of Offer to Purchase, dated March 16, 2007
   (a)(1)(ix) Newspaper Advertisement, as published in the Wall Street Journal on March 16, 2007
   (a)(1)(x) Press Release, dated March 16, 2007
   (a)(1)(xi)* Offer Announcement, dated March 1, 2007
   (a)(1)(xii)* Press Release, dated March 1, 2007
   (a)(1)(xiii)* Letter to the Board of Directors of the Company, dated March 1, 2007
   (b) None.
   (d) None.
   (g) Consolidated questions and answers for securityholder helpline, dated March 16, 2007
   (h) None.

*	Previously filed with the SEC as an exhibit to Schedule TO-C on March 1, 2007.

Item 13.	Information Required by Schedule 13E-3.
Item 2. Subject Company Information.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER—Section 9. Price Range of the Ordinary Shares and ADSs; Dividends” and “THE OFFER—Section 13. Dividends, Distributions and Interest Payments,” which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” and “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” which is incorporated herein by reference.
(f) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek” and “SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT IN THE COMPANY,” which is incorporated herein by reference.

Item 4. Terms of Transaction.
(c) None
(d) Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—Section 7. Dissenters’ Appraisal Rights; Rule 13e-3,” which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek,” which is incorporated herein by reference.
(f) N/A
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(c) Reference is made to the information set forth in the Offer to Purchase under the headings “INTRODUCTION” and “SPECIAL FACTORS—Section 1. Background,” SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek,” which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS —Section 8. Transactions and Arrangements Concerning the Ordinary Shares, ADSs and Convertible Notes,” “SPECIAL FACTORS—Section 9. Related Party Transactions; Certain Transactions Between the Temasek and its Affiliates and the Company” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek,” which is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition” and “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition,” which is incorporated herein by reference.
(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition” and “THE OFFER—Section 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS—Section 1. Background” and “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the

Company after the Offer and the Compulsory Acquisition,” which is incorporated herein by reference.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 5. Effects of the Offer and the Compulsory Acquisition,” “SPECIAL FACTORS—Section 6. Options Which May Be Considered if the Offer is Not Completed,” “SPECIAL FACTORS—Section 7. Dissenters’ Appraisal Rights; Rule 13e-3,” “THE OFFER—Section 8. Material Tax Consequences of the Offer” and “THE OFFER—Section 15. Effect of the Offer on the Market for the Ordinary Shares and ADSs; the SGX-ST and Nasdaq Listings; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION,” “SPECIAL FACTORS—Section 1. Background,” “SPECIAL FACTORS—Section 3. Position of STSPL and Temasek Regarding Fairness of the Offer for the Ordinary Shares and ADSs and the Compulsory Acquisition,” “SPECIAL FACTORS—Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition,” “SPECIAL FACTORS—Section 4. Summary of Goldman Sachs Presentation to STSPL and Temasek” and “THE OFFER—Section 10. Certain Information Concerning the Company,” which is incorporated herein by reference.
Item 9. Reports, Opinion, Appraisals and Negotiations.
(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—Section 4. Summary of Goldman Sachs Presentation to STSPL and Temasek,” which is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration.
(c) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 17. Fees and Expenses,” which is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—Section 8. Transactions and Arrangements Concerning the Ordinary Shares and ADSs and Convertible Notes”, “THE OFFER—Section 10. Certain Information Concerning the Company” and “THE OFFER—Section 11. Certain Information Concerning STSPL and Temasek”, which is incorporated herein by reference.
(e) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 10. Certain Information Concerning the Company,” which is incorporated herein by reference.
Item 13. Financial Information
(a) Reference is made to the information set forth in the Offer to Purchase under the heading “THE OFFER—Section 10. Certain Information Concerning the Company,” which is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 25, 2005 and December 31, 2006 are incorporated herein by reference to the consolidated financial statements of the Company included as Item 18 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2007.
(b) The pro forma financial statements of the Company are not material to the Offer.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.
(b) None
Item 16. Exhibits.
(c) Goldman Sachs Discussion Materials, dated February 28, 2007.
(f)  None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i) Offer to Purchase, dated March 16, 2007
(a)(1)(ii) Form of Acceptance and Authorisation
(a)(1)(iii) Form of Acceptance and Transfer
(a)(1)(iv) ADS Letter of Transmittal
(a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi) Letter to Holders of American Depositary Shares
(a)(1)(vii) Letter to Shareholders, dated March 16, 2007
(a)(1)(viii) Announcement of Despatch of Offer to Purchase, dated March 16, 2007
(a)(1)(ix) Newspaper Advertisement, as published in the Wall Street Journal on March 16, 2007
(a)(1)(x) Press Release, dated March 16, 2007
(a)(1)(xi)* Offer Announcement, dated March 1, 2007
(a)(1)(xii)* Press Release, dated March 1, 2007
(a)(1)(xiii)* Letter to the Board of Directors of the Company, dated March 1, 2007
(b) None.
(c) Goldman Sachs Discussion Materials, dated February 28, 2007
(d) None.
(f) None.
(g) Consolidated questions and answers for securityholder helpline, dated March 16, 2007
(h) None.

*	Previously filed with the SEC as an exhibit to Schedule TO-C on March 1, 2007.